SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

PURE CAPITAL INCORPORATED
(Translation of registrant’s name into English)

250 Blairgowrie Place
Nanaimo, BC Canada
V9T 4P5
Tel. No. (250) 741-6340
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934
Yes ☐                     No ☑

TABLE OF CONTENTS

Signatures
Exhibit Index
EX-1. Press Release announcing reverse stock split, name change and symbol change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2004		Pure Capital Incorporated

	By:	/s/ Alan Brown

Name: Alan M. Brown
Title: President & CEO

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
1	Press Release Announcing Reverse Stock Split, Name Change and Symbol Change